November 9, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Dear Mr. Stickel,

We represent Hunt for Travel, Inc., (the “Company,” “we,” “us,” or “our”). By letter dated October 21, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on October 7, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Re:	Hunt for Travel, Inc.
Registration Statement on Form S-1
Filed October 7, 2010
File No. 333-169802

Cover Page of the Registration Statement

1.	Please include the Primary Standard Industrial Classification Code in your next amendment

Answer:  We have included the Primary Standard Industrial Classification Code in our amended registration statement.

2.	Please revise to remove the note regarding forward-looking statements from the cover page of your registration statement.

Answer:  We have revised our disclosure to remove the note regarding forward-looking statements from the cover page of our registration statement.

3.	Please revise to remove the legend required by Item 501(b)(10) of Regulation S-K from the cover page of your registration statement and add this legend to the cover page of your prospectus.

Answer:  We have revised our disclosure to remove the legend required by Item 501(b)(10) of Regulation S-K from the cover page.  We have added this legend to the cover page of our prospectus.

Cover Page of Prospectus

4.	Please revise to include the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

Answer:  We have revised our disclosure to include the net proceeds that the selling shareholders will receive from the offering.

Prospectus Summary, page 1

5.
Please include in one of your introductory paragraphs your revenues, assets and losses for the most recent audited period and interim stub, and disclose that 100% of your revenues were generated from one customer. This snapshot will help investors evaluate the disclosure as they read the filing.  Also, disclose the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Answer:  We have included in one of our introductory paragraphs our revenues, assets and losses for the most recent audited period and interim stub.  In addition, we have disclosed that 100% of our revenues were generated from one customer and that our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.

6.
Please revise to disclose your monthly “burn rate,” how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

Answer:  We have disclosed our monthly “burn rate”, how long our present capital will last at this rate, and have estimated the amount of money needed to accomplish the goals set out in our plan of operation.

7.
We note your disclosure on page 3 that you need additional capital to develop your business and that you have no established bank-financing arrangements and no current plans for obtaining additional financing.  Please revise to disclose here that you will not receive any proceeds from this offering and that you have no current plans for financing.

Answer:  We have revised to disclose that we will not receive any proceeds from this offering and that we have no current plans for financing.

8.	Please explain what you mean by “enrichment and affinity travel excursions” and “specialty enrichment or adventure tours” on page 1.

Answer:  We have given an explanation of what we mean by “enrichment and affinity travel excursions” and “specialty enrichment or adventure tours”.

9.
We note that you plan to act as a travel consultant that advises clients.  Please revise to discuss the specific services you will provide as a travel consultant.  Please also provide a detailed description of your target market.

Answer:  We have revised our disclosure to discuss the specific services we will provide as a travel consultant.  In addition we have provided a detailed description of our target market.

The Offering, page 1

10.	We note that this is a secondary offering. Please reconcile the number of shares of your common stock outstanding before the offering with the number of shares outstanding after the offering.

Answer:  We have reconciled the number of shares of our common stock outstanding before the offering with the number of shares outstanding after the offering.

Risk Factors, page 3

11.	Please add risk factors for the following risks or tell us why they are not necessary:

•	because the sole employee occupies all corporate positions, it may not be possible to have adequate internal controls;
•	because she will determine her salary and perquisites, there may not be funds available for net income; and
•
because the travel market is competitive, driven in part by costs and consists of mostly non-public companies, a small travel company with the added expenses of being a reporting company exists at a serious competitive disadvantage.

Answer:  We have added risk factors addressing the foregoing bullet points.

Our Auditor Has Expressed Substantial Doubt….page 3

12.	Please revise to disclose your net loss using brackets here and throughout.

Answer:  We have revised to disclose our net loss using brackets here and throughout.

Uncertainty and adverse changes in the general economic conditions of markets,….page 3

13.
We note your disclosure regarding the costs associated with manufacturing and distributing recycled rubber products on page 3.  Please revise to remove this sentence or advise as to how this is relevant.

Answer:  We have revised our disclosure to remove this sentence.

We need additional capital to develop our business.  If we fail to obtain additional,,,,page 3

14.	Please estimate, to the extent reasonably practicable, how much additional financing will be needed.

Answer:  We have estimated to the extent reasonable practicable how much additional financing will be needed.

Determination of Offering Price, page 6

15.
We note that the $0.10 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in a private placement.  As such, it appears the $0.10 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market.  This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price.  Please revise to increase the fixed price or advise us why you do not think this is necessary.

Answer:  We have revised our disclosure to increase the fixed price to $0.15.

Description of Business, page 9

16.	Please disclose the information regarding reports to security holders required by Item 101(h)(5) of Regulation S-K.

Answer:  We have revised our registration statement to disclose the information regarding reports to security holders required by Item 101(h)(5) of Regulation S-K.

17.	Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business plan. For example,

•	disclose each material step you have taken so far and provide a discussion of the real costs and timelines you face in reaching your goals of designing and marketing travel excursions
•	provide greater detail about the services you plan to offer, including the geographic reach of your travel excursions, and the estimated commission you intend to charge for your services
•
discuss your estimated costs of designing and guiding trips, providing “access to experts on topics related to the travel destinations,” producing a monthly e-mail newsletter, creating a website to promote your services, and marketing your services with online banner advertisements

•	explain the types of relationships you intend to develop with tour operators and other travel consultants and discuss the obstacles you face in creating such relationships
•	provide greater detail about your intended customer base and discuss the difficulties you will likely face in trying to market to high income individuals via social media and banner advertisements
•	discuss your plan to identify individuals interested in subscribing to the newsletters and the challenges you will face in charging a subscription fee
•	provide additional information regarding your competitive position in your industry.

Answer:  We have revised our disclosure to provide more detail about the material aspects of our business plan in accordance with the foregoing bullet points.

Legal Proceedings, page 10

18.
We note your reference to Rule 401(f) of Regulation S-K and your discussion of involvement of certain legal proceedings of the registrant on page 10.  Rule 401(f) of Regulation S-K calls for the disclosure of certain legal proceedings involving a director, person nominated to be a director, or executive officer of the registrant.  Please revise your discussion of Rule 401(f) accordingly.

Answer:  We have revised our disclosure of rule 401(f) of Regulation S-K accordingly.

Market for Common Equity and Related Stockholder Matters, page 11
19.	We note your disclosure on page 5 that your common stock will be subject to the penny stock rules. Please include this disclosure in this section.

Answer:  We have revised our disclosure in this section to include the disclosure on page 5 regarding penny stock rules.

20.
We note your disclosure on page 1 that the offering will conclude upon the earliest of such time as all of the common stock has been sold pursuant to the registration or such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act.  Please revise your disclosure in this section to describe the conditions under Rule 144 as related to the shares of your common stock.

Answer:  We have revised our disclosure in this section to describe the conditions under Rule 144 as related to the shares of our common stock.

Balance Sheet, page F-2

21.
Please explain why accounts receivable net is greater than your inception to June 30, 2010 revenue.  Given that you have only generated sales of $475 since your inception, it does not appear that your accounts receivable balance would be greater than $475.

Answer: The total amount due (A/R) is the gross ticket price plus commission due from a customer for the purchase of airline tickets.  This transaction was recorded on the net basis for revenue recognition purposes on the statement of operations as the ticket did not meet the requirements for gross.

Notes to Financial Statements, page F-6

Note 2: Stockholders’ Equity, page F-9

22.
We note your disclosure that you issued 1,865,000 shares of common stock for $186,500, 1,000,000 shares of common stock to your founder for $100, and 5.000.000 shares of common stock to your founder having a fair value of $500 in exchange for $100 and services provided.  Your disclosure appears to indicate that you have issued 7,865,000 shares of common stock.  Please reconcile this amount to your balance sheet on page F-2, which indicates that you have 6,865,000 shares issued and outstanding.  Please correct or clarify your disclosures as necessary.

Answer: We have revised the footnotes to combine the shares issued to our founder in one footnote to clarify that it one was issuance and not one issuance for cash and one issuance for services.

23.
Please provide all of the disclosure required by ASC 718-10-45 in regards to the shares issued to your founder for services provided.  In particular, disclose the method for estimating the fair value of the services received or the fair value of the common stock issued.

Answer:  We have revised the footnote to disclose the method for estimating fair value for the shares issued for services.

Note 4: Related party transactions, page F-9

24.
We note your disclosure that you issued 5,000,000 shares of common stock to your founder having a fair value of $500 in exchange for $100 in services and cash provided.  Please reconcile this disclosure to note 2 which states that you issued 5,000,000 shares of common stock to your founder having a fair value of $500 in exchange for $100 and services provided.

Answer:  We have revised the footnote to be consistent with the changes we made in Note 2.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 12

Capital Resources and Liquidity, page 12

25.
Please revise to disclose your initial revenue targets and how you plan to earn revenue prior to proceeding with your business plan for the development and marketing of your core services.  In addition, please explain what you mean by your “core services” in your disclosure on page 10.

Answer:  We have revised to disclose our initial revenue targets and how we plan to earn revenue prior to proceeding with our business plan for the development and marketing of our core services. Additionally, we have explained what we mean by our core services in our disclosure on page 10.

26.
We note your disclosure on page F-9 regarding your consulting agreement that requires you to pay $5,000 per month until either party cancels the agreement.  Please revise to disclose the agreement in this section.

Answer:  We have revised to disclose the agreement in this section.

Directors, Executive Officers, Promoters and Control Persons, page 13

27.
We note that Ms. Hunter is currently employed at Traveling of Chapel Hill, where she is responsible for consulting potential customers with their travel plans.  Please revise to disclose her official title with that employer and whether she is employed on a full-time or part-time basis.  Please also add a risk factor discussing the potential conflicts that stem from her having responsibilities to both you and her employer.

Answer:  We have revised to disclose Ms. Hunter’s official title with Traveling of Chapel Hill. Additionally, we have disclosed that she is employed on a part time basis and have added a risk factor discussing the potential conflicts that stem from her having responsibilities to our company and her employer.

28.	Please remove the sentence that states that Ms. Hunter has never acted as a promoter of any company and that she does not have a controlling interest in any company or advise.

Answer:  We have removed the sentence that states that Ms. Hunter has never acted as a promoter of any company and that she does not have a controlling interest in any company.

Executive Compensation, page 13

Summary Compensation Table, page 13

29.	Please advise as to why you have disclosed the award of stock in the all other compensation column and did not disclose the award of stock in the stock award column of your table.

Answer:  We have revised to disclose the award of stock in the stock award column of our table.

Transactions with Related Persons, Promoters and Certain Control Persons, page 14

30.	We note that Carolyn Hunter provides office space to you at no cost. Please disclose your rent arrangement in this section.

Answer:  We have disclosed our rent arrangement with Carolyn Hunter in this section.

Recent Sales of Unregistered Securities, page II-2

31.	Please provide the date of the sales of your common stock. Refer to Item 701(a).

Answer: We have revised our disclosure to provide the date of the sales of our common stock.

32.	Please reconcile your disclosure regarding the number of securities sold on page II-2 with your disclosure regarding the number of securities sold in Notes 2 and 6 on pages F-9 and F-10.

Answer:  We have reconciled our disclosure regarding the number of securities sold on page II-2 with our disclosure regarding the number of securities sold in Notes 2 and 6 on pages F-9 and F-10.

Signatures, page II-5

33.
Please revise your signature page to include the signature of Carolyn Hunter in her capacity as your principal executive officer, principal financial officer, principal accounting officer, and director.  Refer to Form S-1, Signatures.

Answer:  We have revised our signature page to include the signature of Carolyn Hunter in accordance with Form S-1, Signatures.

Exhibit 5.1

34.	Please have counsel replace “Experts” with “Interests of Named Experts and Counsel” in the first sentence in the last paragraph of the opinion.

Answer: Counsel has replaced “Experts” with “Interests of Named Experts and Counsel” in the first sentence in the last paragraph of the opinion.

Other

35.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

Answer:  We have revised the financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

36.	Provide a currently dated consent from the independent registered public accountant in the amendment.

Answer:  We have provided a currently dated consent from the independent registered public accountant in our amendment.

If you have any questions or comments during the review of our amended registration statement please do not hesitate to contact us at 732-409-1212.

Very truly yours,

By: /s/ Anslow & Jaclin
      Anslow & Jaclin, LLP